Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2013, 2014, 2015 and 2016. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes and (ii) fixed charges. Fixed charges consist of (i) interest expense and (ii) our estimate of interest within rental expense.

AveXis, Inc.

Ratio of Earnings to Fixed Charges Calculation

March 17, 2017

	Year Ended December 31,
	2013	2014	2015	2016

Loss from continuing operations	$(2,213,884)	$(15,551,848)	$(38,473,844)	$(83,011,804)

Fixed charges:
Interest expense	50,657	137,746	175	—
Appropriate portion (1/3) of rentals	9,067	12,941	30,653	94,631
Total fixed charges	59,724	150,687	30,828	94,631

Loss from continuing operations plus fixed charges	$(2,154,160)	$(15,401,161)	$(38,443,016)	$(82,917,173)

Preferred stock dividends	$—	$866,569	$—	$—

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(2,213,884)	$(15,551,848)	$(38,473,844)	$(83,011,804)

Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(2,213,884)	$(16,418,417)	$(38,473,844)	$(83,011,804)